Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com
News Release Issue No. 27-2006	November 10, 2006 For Immediate Release THIRD QUARTER REPORT SEPTEMBER 30, 2006

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the third quarter of 2006, which have been prepared on the basis of available information up to November 7, 2006.  As of this date, Aurizon had 145,512,248 common shares issued and outstanding and 149,669,548 shares, on a fully diluted basis.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The third quarter was highlighted by the following activities:

•

Non-cash gains associated with unrealized gains on derivative instruments resulted in net earnings of $4.8 million in the third quarter.

•

Casa Berardi preproduction activities continue to track schedule and budget for a November start-up of operations.

•

Definition drilling at Casa Berardi continues to confirm significant mineralization in both the 113 and Lower Inter Zones.

•

Kipawa till sampling identifies four continuous gold dispersion trains along a 30 kilometre trend.

At September 30, 2006, Aurizon had cash balances of $23.6 million, of which $13.5 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs.  Long-term debt at September 30, 2006 was $47.2 million.

FINANCIAL RESULTS

THIRD QUARTER 2006

The operating results of Aurizon reflect the ongoing administrative costs of the Company, net of interest and royalty income.  The Company currently does not have any operating mining assets, however its 100% Casa Berardi Gold Mine project is expected to commence gold production in the fourth quarter of this year.  In the second quarter of 2005, Aurizon sold its interest in the
Sleeping Giant, the results of which are reflected in the comparative results as discontinued operations.

Net earnings for the third quarter of 2006 was $4.8 million, or $0.03 per share, compared to a net loss of $0.8 million or ($0.01) cent per share, in the same period of 2005.  Third quarter earnings were impacted by non-cash gains associated with unrealized gains on derivative instruments.

Included in the third quarter’s reported earnings are non-cash gains totaling $5.9 million associated with a mark-to-market adjustment of non-hedge derivative instruments.

The non-hedged derivative instruments comprise gold and foreign currency price protection contracts that were required as a condition for closing a $75 million loan facility to finance the completion and start-up of the Casa Berardi Gold Project.  The unrealized mark-to-market gain on derivatives in the third quarter has occurred primarily as a result of a decline in the price and volatility of gold since the end of the second quarter.  During the third quarter, the price of gold declined from US$614 to US$599 per ounce.

The Company does not have any fixed price gold contracts.  This allows the Company to fully participate in any rise in gold prices up to an average price of US$813 per ounce in 2007, rising to US$908 per ounce in 2010.  Even if gold prices exceed these levels, approximately 74% of planned production, over the term of the loan, can be sold at the higher prevailing prices.

Administrative and general costs decreased 8% in the third quarter of 2006 over the same period of 2005 to $666,534.

Exploration expenditures of $0.4 million related to the Joanna and Kipawa properties were incurred and charged to operations during the third quarter.

Operating activities in the third quarter of 2006 resulted in a cash outflow of $3.6 million, compared to cash outflows of $0.4 million for the same period of 2005.  A $2.3 million reduction of accounts payable during the current quarter is the principal component of the variance from 2005.

During the third quarter of 2006, capital expenditures of $23.1 million were incurred at Casa Berardi for surface and underground development activities in preparation for production in the fourth quarter of 2006.  Quebec refundable tax credits of $1.3 million were recovered

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

during the quarter, resulting in net investing activities of $21.8 million.  During the same period of 2005, $11.8 million was invested at Casa Berardi.

Financing activities during the third quarter of 2006 provided net cash inflows of $20.2 million.  Draw-downs on the project loan facility during the third quarter of 2006 totaled $17.6 million.  Draws from restricted cash accounts provided $3.2 million.  Deferred finance costs associated with the loan facility, together with interest costs, totaled $0.8 million.  The exercise of incentive stock options provided $0.2 million.  There were no financing activities in the same quarter of 2005.

NINE MONTHS ENDED SEPTEMBER 2006

Non-cash charges associated with derivative instruments and stock option grants, together with the unsolicited takeover bid costs, resulted in a net loss of $12.9 million or ($0.09) cents per share for the first nine months of 2006, compared to a loss of $0.7 million, or ($0.01) cents per share from continuing operations in the same period of 2005.

In May 2006, Northgate Minerals Corporation announced an unsolicited takeover bid for Aurizon, which the board recommended shareholders reject.  The costs associated with this unsolicited bid, which was in breach of a Confidentiality and Standstill agreement, totaled $5.3 million and have been charged to operations.  The Company has an outstanding damages claim for costs incurred as a result of Northgate’s breach of contract.

The loss for the first nine months includes $7.4 million of non-cash charges, associated with a $5.7 million mark-to-market adjustment of non-hedge derivative instruments, and a $1.7 million charge for stock option grants.  Partially offsetting these non-cash charges, was the recognition of a non-cash future income tax recovery of $2.3 million in respect of a 2005 flow-through share financing for which the costs were renounced in 2006.  In the same period of 2005, the Company recognized a future income tax benefit of $2.1 million.

The unrealized mark-to-market loss on derivatives has occurred as a result of rising gold prices, partially offset by a stronger Canadian dollar between the establishment of the derivative instruments in the first quarter of 2006 and the end of the third quarter.

Operating activities in the first nine months of 2006 resulted in a cash outflow of $4.3 million, compared to cash outflows of $1.0 million for the same period of 2005.  Cash outflows in the first nine months were mitigated by a $3.4 million decrease in non-cash working capital.

In the first nine months of 2006, capital expenditures of $59.6 million were incurred at Casa Berardi compared to $27.8 million for the same period of 2005.

Financing activities, during the first nine months of 2006, provided net cash inflows of $47.6 million.

A private placement of 5.5 million shares, at a price of $2.75 per share, provided net proceeds of $14.2 million, and the exercise of employee stock options provided a further $356,000.  Draw-downs on the $75 million project loan facility during the first nine months of 2006 totaled $50.2 million.  A condition of the project loan facility required the funding of restricted cash accounts, which totaled $13.5 million.  Deferred finance costs associated with the loan facility, together with interest costs, totaled $3.7 million.  In the same period of 2005, $24.6 million was provided from equity financings and the exercise of employee stock options.

CASH RESOURCES AND LIQUIDITY

At September 30, 2006, Aurizon had cash balances of $23.6 million, of which $13.5 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs, compared to unrestricted cash balances of $25.0 million at the beginning of the year.  Working capital totaled $7.2 million at September 30, 2006, compared to working capital of $25 million at the beginning of the year.  The current portion of long-term debt totaling $3.0 million is due September 30, 2007.

In February 2006, Aurizon closed a $75 million project loan facility to be used for the construction of Casa Berardi.  As at September 30, 2006, $50.2 million of the facility had been drawn down, leaving $24.8 million available to complete the remaining pre production development and for initial working capital.  Forecast costs to complete the construction necessary to commence operations at Casa Berardi are presently estimated at $12 million.

CASA BERARDI DEVELOPMENT

Casa Berardi continues to track budget and schedule for a fourth quarter 2006 start-up of operations.  As at September 30, 2006, the status of the preproduction development is as follows:

•

Shaft sinking was completed in the third quarter down to the planned shaft bottom depth of 760 metres.  Dismantling of the Galloway platform structure used for the shaft sinking was on-going through the end of the quarter.  Commissioning of the shaft for operations should be completed shortly.

•

Underground infrastructures (rockbreaker, grizzly, ore/waste chutes) on the 690 metre level are complete.  Construction of the ore/waste loading pocket was well advanced at the end of September.  Electrical and mechanical installations are continuing.

•

Ramp access is now complete down to the 740 metre level which is below the depth required for initial production.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

•

Access drifts are now complete on six levels between the 630 and 730 metre levels, allowing for vertical development and stope preparation activities.

•

Drawpoints to allow access to the stopes has been initiated on five levels between the 650 and 730 metre levels.

•

Definition drilling has been completed between the 650 and 720 metre levels on Zone 113.  Drilling is continuing above the 650 metre level; below the 720 metre level and within the Lower Inter Zone.  Rehabilitation and stope preparation of the NW zone should be initiated early in the first quarter, 2007.

•

Construction of the backfill network comprising raises, surface collar, cement slurry distribution holes, and cement plant continued in the third quarter.

•

Mill rehabilitation and modifications were well advanced and on schedule for a November start-up.  Commissioning of the crushing circuit with 2,000 tonnes of development ore was successfully completed in September.

•

Over 400 personnel are currently active on site.

CASA BERARDI DEFINITION DRILLING

Definition drilling of Zone 113 in the third quarter continued on from the second quarter, drilling between the 690 and 720 metre levels.  The definition drill program is now complete from the 630 metre level down to the 730 metre level, covering the area where the initial stope development will occur.  Footwall drifts, which are set 20 metres apart, are being used as the drill rig locations for the current drill program.  Fifty infill holes have previously been reported within this area and the current program has provided data on a further fifty- seven holes.

Information from the definition drilling is being used to provide the precise ore stope dimensions for mining purposes.  An updated mineral reserve estimate for this area will be completed in early 2007 as part of the annual year end audit process.

Further results from definition drilling of the Lower Inter Zone continued to indicate the potential for higher grades than the 7.27 grams per tonne gold resource grade previously estimated for the Zone.  Double digit grades were returned on 37% of the forty-one holes drilled within the mineable reserve area.

An access drift to the Lower Inter Zone was completed early in the second quarter allowing fan-shaped definition drilling from stations located closer to the vein.

The Lower Inter Zone is an extensive, flat lying gold vein which fills a large void between the contact of the vertical Casa Berardi Fault and the flat lying Lower Inter

Fault.  Drilling indicates that higher grade gold mineralization occurs in vein material that lies close to the intersection of the two faults.

OTHER PROPERTIES

Joanna Gold Property, Quebec

During the third quarter, compilation and validation work on all of the historical data on the Joanna Property was performed and entered into a geological database in order to prioritize drill targets.  An 8,000 metre surface drill program to test the dip potential of the property to a depth of at least 500 metres is planned to commence before year end and continue into the second quarter of 2007.  The primary objective of this program is to confirm the existence of a down dip gold enrichment along the Cadillac Break.

Aurizon has an option to earn a 100% interest in the Joanna Property, located in the middle of the Cadillac Break gold corridor, 20 kilometres east of Rouyn-Noranda, subject to a 2% net smelter royalty.  The property was mined previously from underground to a maximum depth of 200 metres and historic production grades were estimated at 6.5 grams/tonne gold.

Kipawa Gold –Uranium Property, Quebec

During the third quarter, results from a till sampling program have successfully outlined four continuous gold dispersion trains along a 30 kilometre trend, all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams per tonne.  Of the samples taken, 19% returned gold assays over 0.1 grams per tonne, including eight samples assaying more than 1.0 gram per tonne.

A combined airborne radiometric and electric geophysical survey has also been completed.  Field prospecting and till sampling on closer spacing will be completed in the fourth quarter in order to identify the best drill targets.  Interpretation of the radiometric survey for uranium is in progress.

Aurizon initially staked 81 claims in the Kipawa area, 100 kilometres south of Rouyn-Noranda, Quebec.  However, the encouraging till sample results has led to the staking of additional claims in the area.  The region has been targeted for its gold-uranium association, based on the occurrence of regional gold anomalies in stream sediments.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

OUTLOOK

Milling and mining operations are anticipated to commence in November, allowing Casa Berardi to achieve commercial production early in the new year.  The mill is currently processing ore material from a surface stockpile and is expected to be operating at a rate of 1,600 tonnes per day by mid-November.  It is anticipated that this production rate will be maintained through the first quarter of 2007, gradually ramping up to 2,200 tonnes per day by the end of 2007.

In addition, the Company expects to initiate an 8,000 metre surface drill program at the Joanna Property in November, and continue field reconnaissance work at the Kipawa property.

Casa Berardi is currently forecast to produce 1,092,000 ounces of gold from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves.  In 2007, it is estimated that Casa Berardi will produce approximately 185,000 ounces of gold at an estimated total cash cost of US$250 per ounce, using a Canadian dollar exchange rate of 1.13.

Mineral reserves represent only 45% of the global gold resources at Casa Berardi.  Additional resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.

The Company has no related party transactions or off-balance sheet arrangements to report.

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing gold production through accretive transactions.  The 100% owned Casa Berardi Project is fully-funded and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

Common Shares (TSX – ARZ/AMEX – AZK)
	September 30,	December 31,
	2006	2005

Issued	145,222,048	139,532,048
Fully-diluted	149,669,548	142,014,548
Weighted average	145,173,715	117,686,120

Summary of Quarterly Results:
	3rd Quarter 2006	2nd Quarter 2006	1st Quarter 2006	4th Quarter 2005	3rd Quarter 2005	2nd Quarter 2005	1st Quarter 2005	4th Quarter 2004
Revenue	$314,315	$368,236	$237,521	$170,908	$209,058	$233,323	$134,574	$227,520
Net Earnings (Loss) from continuing operations	$4,817,690	($11,922,365)	($5,761,587)	($1,355,617)	($794,404)	($1,265,074)	$1,373,098	(137,218)
Net Earnings (Loss)	$4,817,690	($11,922,365)	($5,761,587)	($1,355,617)	($794,404)	$2,740,190	$1,153,359	($4,898,825)
Earnings (Loss) per share from continuing operations – basic and diluted	$0.03	($0.08)	($0.04)	($0.01)	($0.01)	($0.01)	$0.01	($0.00)
Earnings (Loss) per share – basic and diluted	$0.03	($0.08)	($0.04)	($0.01)	($0.01)	$0.02	$0.01	($0.05)

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

FORWARD-LOOKING STATEMENTS

This Report contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this Report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	September 30	December 31
	2006	2005
	$	$
ASSETS CURRENT
Cash and cash equivalents	10,098,715	25,010,213
Restricted cash (Note 4 (a))	4,253,774	-
Accounts receivable	2,508,611	2,262,654
Quebec refundable tax credits	2,275,000	3,089,217
Prepaids	208,570	1,254,644
Supplies inventory	1,559,151	897,352
	20,903,821	32,514,080
RESTRICTED CASH (Note 4 (a))	9,209,367	-
QUEBEC REFUNDABLE TAX CREDITS	7,215,688	2,479,024
DEFERRED FINANCE COSTS (Note 4 (c))	4,165,116	480,716
RECLAMATION DEPOSITS	106,771	106,771
PROPERTY, PLANT & EQUIPMENT	33,208,531	21,462,384
MINERAL PROPERTIES	128,721,615	83,144,045
TOTAL ASSETS	203,530,909	140,187,020
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	10,742,461	7,477,802
Current portion of long-term debt	3,014,753	-
	13,757,214	7,477,802
UNREALIZED NON-HEDGE DERIVATIVE LIABILITIES	5,686,629	-
LONG-TERM DEBT (Note 4 (b))	47,231,124	-
ASSET RETIREMENT OBLIGATIONS	2,209,067	2,095,476
FUTURE INCOME TAX LIABILITIES	9,960,342	5,384,379
TOTAL LIABILITIES	78,844,376	14,957,657
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3) Common shares issued – 145,222,048 (2005 –139,532,048)	190,672,859	180,517,300
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	3,344,729	1,176,856
DEFICIT	(70,073,998)	(57,207,736)
TOTAL SHAREHOLDERS’ EQUITY	124,686,533	125,229,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	203,530,909	140,187,020

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit (unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$
Revenue
Royalty and other income	314,315	209,058	920,072	576,955
Expenses
Administrative and general costs	666,534	725,601	2,477,140	2,516,394
Exploration costs	429,200	-	463,442	-
Stock based compensation costs (Note 3 (e))	-	-	1,725,920	322,837
Unrealized non-hedge derivative (gain) loss (Note 5 (a))	(5,861,271)	-	5,686,629	-
Corporate takeover bid costs (Note 6)	94,646	-	5,247,426	-
Gain (loss) on sale of property, plant and equipment	572	-	(2,313)	(115,112)
Foreign exchange loss (gain)	(1,275)	70,439	46,126	131,372
Capital taxes	168,219	156,501	491,558	363,974
	(4,503,375)	952,541	16,135,928	3,219,465
EARNINGS (LOSS) FOR THE PERIOD BEFORE THE FOLLOWING	4,817,690	(743,483)	(15,215,856)	(2,642,510)
CURRENT INCOME TAX EXPENSE	-	(50,921)	-	(98,870)
FUTURE INCOME TAX RECOVERY (Note 3 (d))	-	-	2,349,594	2,055,000
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	4,817,690	(794,404)	(12,866,262)	(686,380)
NET EARNINGS FROM DISCONTINUED OPERATION	-	-	-	3,785,525
NET EARNINGS (LOSS) FOR THE PERIOD	4,817,690	(794,404)	(12,866,262)	3,099,145
DEFICIT – BEGINNING OF PERIOD	(74,891,688)	(55,057,715)	(57,207,736)	(58,951,264)
DEFICIT – END OF PERIOD	(70,073,998)	(55,852,119)	(70,073,998)	(58,852,119)
EARNINGS (LOSS) PER SHARE – Basic and diluted	0.03	(0.01)	(0.09)	0.03
EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	0.03	(0.01)	(0.09)	(0.01)
Weighted average number of common shares outstanding	145,173,715	118,791,298	143,897,215	113,741,595

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net (loss) earnings for the period from continuing operations	4,817,690	(794,404)	(12,866,262)	(686,380)
Adjustments for non-cash items::
Depreciation	24,728	28,796	71,552	63,754
Unrealized foreign exchange loss	-	-	-	-
Gain on sale of property, plant & equipment	572	-	(2,313)	(115,112)
Stock based compensation	-	-	1,725,920	322,837
Unrealized non-hedge derivative (gains) losses	(5,861,271)	-	5,686,629	-
Future income tax recovery	-	-	(2,349,594)	(2,055,000)
	(1,018,281)	(765,608)	(7,734,068)	(2,469,901)
Decrease (increase) in non-cash working capital items	(2,565,868)	374,236	3,393,283	1,492,773
	(3,584,149)	(391,372)	(4,340,785)	(977,128)
INVESTING ACTIVITIES
Property, plant & equipment	(6,279,789)	(2,190,479)	(11,841,597)	(7,332,236)
Mineral properties	(16,841,288)	(9,592,983)	(47,713,503)	(20,438,940)
Refundable tax credits	1,315,475	1,396,350	1,315,475	1,396,350
Mining duties tax credits	-	-	-	1,390,091
Proceeds from sale of Sleeping Giant	-	-	-	5,201,649
Proceeds on disposal of property, plant & equipment	1,200	-	26,200	180,000
	(21,804,402)	(10,387,112)	(58,213,425)	(19,603,086)
FINANCING ACTIVITIES
Issuance of shares	193,800	-	14,544,376	24,635,817
Long-term debt	17,625,830	-	50,245,877	-
Restricted cash funding	3,179,919	-	(13,463,141)	-
Deferred finance costs	(779,462)	-	(3,684,400)	-
	20,220,087	-	47,642,712	24,635,817
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	(5,168,464)	(10,778,484)	(14,911,948)	4,055,603
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION	-	-	-	(182,268)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,168,464)	(10,778,484)	(14,911,948)	3,873,335
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	15,267,179	26,589,973	25,010,213	11,938,154
CASH AND CASH EQUIVALENTS – END OF PERIOD	10,098,715	15,811,489	10,098,715	15,811,489

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2005.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Mineral Properties

a)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $100,000 has been paid to September 30, 2006.  On October 13, 2006, 50,000 shares were issued pursuant to the option agreement.  Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $44,805 had been incurred as at September 30, 2006.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

b)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $69,737.

3.

Share Capital

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series “A” Convertible Preferred Shares (Issued – none) and 1,135,050 are designated as Series “B” Convertible Preferred Shares (Issued – none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
Balance – December 31, 2005	139,532,048	180,517,300
Private Placement	5,500,000	14,188,476
Exercise of stock options	82,500	150,825
Fair value of options exercised	-	40,895
Future income tax effect of flow through shares	-	(4,487,226)
Balance – March 31, 2006	145,114,548	190,410,270
Exercise of stock options	8,000	11,275
Fair value of options exercised	-	4,299
Balance – June 30, 2006	145,122,548	190,425,844
Exercise of stock options	99,500	193,800
Fair value of options exercised	-	53,215
Balance - September 30, 2006	145,222,048	190,672,859

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2006

3.

Share Capital (Continued)

c)

Private Placement

On March 30, 2006, the Company completed a private placement of 5,500,000 flow through common shares at a price of $2.75 per share, resulting in gross proceeds of $15,125,000.  Issue costs related to this private placement totalled $936,524.  As at September 30, 2006, the Company had met the requirement to incur $15.125 million of eligible flow through expenditures prior to December 31, 2006.

d)

Flow Through Share Renunciation

In February 2006, the Company renounced the tax credits associated with the $19 million flow through share financing completed in 2005.  In accordance with CICA guidance EIC 146, a future income tax liability of $4,487,226 and a corresponding reduction of share capital were recorded in the first quarter of 2006, in order to recognize the tax benefits conferred to the subscribers of the flow through financing.  As the Company has future income tax assets that have not been recognized totalling $2,349,594, and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, the future income tax liability has been reduced, and a future income tax recovery in the statements of operations of $2,349,594 has been recorded.

e)

Incentive Stock Options

During the third quarter of 2006, incentive stock options were granted to senior staff members at Casa Berardi to purchase up to 60,000 shares at an exercise price of $2.81 per share.  These options vest over a three year period, of which 25% vest immediately.  The fair value of the options granted was estimated at $1.08 per share option on the date of the grant based on the Black-Scholes option-pricing model, which resulted in a stock based compensation expense of $64,980.  As these options were granted to employees of Casa Berardi, the expense has been capitalized to mineral properties.

During the second quarter of 2006, incentive options were granted to officers, directors and employees to purchase up to 2,000,000 shares at an exercise price of $2.38 per share.  The fair value of the options granted was estimated as $1.07 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in a stock based compensation expense of $2,144,000.  As certain options were granted to employees of Casa Berardi, $418,080 has been capitalized to mineral properties and $1,725,920 charged to operations.

During the first quarter of 2006, incentive stock options were granted to Casa Berardi employees to purchase up to 60,000 shares at an exercise price of $2.57 per share.  The fair value of the options granted was estimated as $0.96 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in a stock based compensation expense of $57,703.  As these options were granted to Casa Berardi employees, the expense has been capitalized to mineral properties.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
Expected volatility	47%	49%
Risk-free interest rate	4.2%	4.2%
Expected lives	3.5 Years	4.4 Years
Dividend yield	Nil	Nil
Stock based compensation costs	$64,980	$2,266,283
Allocated as follows:
Charged to operations	-	$1,725,920
Capitalized to mineral property costs	$64,980	$540,363

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2006

3.

Share Capital (Continued)

The status of stock options granted to officers, directors and employees as at September 30, 2006 and the changes during the periods ended is presented below:

	Three months ended September 30, 2006		Nine months ended September 30, 2006
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	4,437,000	$1.98	2,482,500	$1.65
Granted	60,000	$2.81	2,120,000	$2.40
Expired	-	-	(15,000)	$1.50
Exercised	(99,500)	$1.95	(190,000)	$1.87
Outstanding at end of period	4,397,500	$1.99	4,397,500	$1.99

A summary of the incentive stock options outstanding and exercisable at September 30, 2006 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $2.00	2,287,500	2.0 years	$1.62
$2.38 - $2.81	2,110,000	4.7 years	$2.40

4.

Long-term Debt

a)

Restricted cash

As at September 30, 2006, $4,253,774 was held in restricted accounts that can only be used to fund the general and administrative costs of the Company and Casa Berardi Project costs.

The company also advanced funds to support the project in the event of cost overruns.  As at September 30, 2006, this non-current restricted cash collateral account balance totalled $ 9,209,367, which will be released to fund cost overruns or upon achievement of certain operating performance benchmarks, anticipated in late 2007.

b)

Project debt facility

	September 30,	December 31,
	2006	2005
	$	$
Casa Berardi debt facility	50,245,877	-
Less current portion	(3,014,753)	-
	47,231,124	-

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

A principal repayment of 6% of the outstanding debt is due on September 30, 2007, accordingly $3,014,753 is reflected as a current portion of the outstanding debt.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2006

4.

Long-term Debt (Continued)

The interest rates charged during the nine months ended September 30, 2006 varied from 6.38% to 7.25% on the drawn portion of the loan facility, together with an interest rate charge of 0.75% on the undrawn portion of the loan facility.  Interest expense, which has been capitalized to deferred finance costs totalled $746,067 in the third quarter of 2006 and $1,337,642 for the first nine months of 2006.

A condition of closing the loan facility was the requirement to implement gold price protection and foreign currency programs.  As a result, the Company has purchased 287,431 ounces of gold put options that provide the Company the right, but not the obligation, to deliver gold at a price of US $500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010.  There are no margin requirements with respect to these derivative positions.

The Company has also entered into currency forward contracts totaling Canadian $60 million that establish the Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

c)

Deferred finance costs

Deferred finance costs include bank arrangement, legal and advisory fees associated with the loan facility, together with deferred interest costs.  As at September 30, 2006, these costs totalled $4,165,116, of which $3,684,400 was incurred in 2006.  These costs will be charged to operations upon commencement of commercial production over the term of the loan facility.

5.

Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at September 30, 2006 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	59,469	77,306	84,842	65,814	287,431

Call options sold - ounces	59,469	77,306	84,842	65,814	287,431
Average price per ounce	US$813	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

As at September 30, 2006, the unrealized mark-to-market derivative loss of the gold non-hedge derivative positions totalled $7,350,018 and the currency non-hedge derivative position had an unrealized mark-to-market derivative gain of $1,663,389, for a net loss of $5,686,629.  These losses have been charged to operations.  There are no margin requirements with respect to these derivative positions.

b)

Contractual obligations

As at September 30, 2006, the Company has contractual obligations in respect of construction and development activities at Casa Berardi totalling $3.7 million, due in 2006.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2006

6.

Corporate Takeover Bid Costs

On May 23, 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to make an unsolicited offer to acquire all of the Company’s outstanding shares.  The Company’s Board of Directors concluded that the Northgate offer was inadequate and not in the best interests of the Company’s shareholders and on June 15, 2006, the Company commenced an action to enforce its confidentiality and standstill agreement with Northgate dated October 19, 2005 and to recover damages for costs incurred as a result of such breach.

On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement entered into by Northgate for the remainder of its one-year term, the effect of which prevented Northgate from proceeding with its unsolicited takeover bid of the Company.

The costs incurred as a result of this unsolicited bid totalled $5,247,426 and have been charged to operations.  The Company has an outstanding claim against Northgate and Northgate Acquisition ULC for damages up to the date of the injunction.